03011976

Ab 3/4/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 27 2003 WASH. D.C. 181 SECTION

SEC FILE NUMBER
8-13470

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SAFECO Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4845 154th Place N.E.
(No. and Street)

Redmond	Washington	98052
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
April Saunders (425) 376-8847
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 3500	Seattle	Washington	98104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 12 2003

OATH OR AFFIRMATION

I, David H. Longhurst, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAFECO Securities, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President/Controller
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION UNDER RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Safeco Securities, Inc. (A wholly owned subsidiary of Safeco Corporation)
Year Ended December 31, 2002
with Report and Supplementary Report of Independent Auditors

Safeco Securities, Inc.
(A wholly owned subsidiary of Safeco Corporation)

Financial Statements and
Supplemental Information

Year Ended December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Phone: (206) 621-1800
www.ey.com

Report of Independent Auditors

Board of Directors
Safeco Securities, Inc.

We have audited the accompanying statement of financial condition of Safeco Securities, Inc. (a wholly owned subsidiary of Safeco Corporation) as of December 31, 2002 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Safeco Securities, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

January 24, 2003

Ernst & Young LLP

Safeco Securities, Inc.
(A wholly owned subsidiary of Safeco Corporation)

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$2,046,713
Accounts receivable from affiliate	44,328
Accounts receivable – other	45,420
Prepaid expenses	34,769
Deferred commissions, net	965,986
Total assets	$3,137,216
Liabilities and stockholder's equity	
Liabilities:	
Accounts and commissions payable	$ 60,885
Due to Parent for income taxes	28,746
Due to Parent – other	86,427
Deferred income taxes	212,636
Total liabilities	388,694
Stockholder's equity:	
Common stock, $100 par value:	
Authorized, issued, and outstanding shares – 10,000	1,000,000
Additional paid-in capital	3,750,000
Accumulated deficit	(2,001,478)
Total stockholder's equity	2,748,522
Total liabilities and stockholder's equity	$3,137,216

See accompanying notes to financial statements.

Safeco Securities, Inc.
(A wholly owned subsidiary of Safeco Corporation)

Statement of Operations

Year Ended December 31, 2002

Revenues	
Dealers' concession income:	
Affiliated variable annuity products	$ 7,337,036
Affiliated variable life products	2,229,830
Affiliated mutual funds	325,735
12b-1 fee income	593,280
Miscellaneous income	5,662
Interest income	32,608
Total revenues	10,524,151
Expenses	
Commissions:	
Affiliated variable annuity products	7,337,036
Affiliated variable life products	2,229,830
Affiliated mutual funds	1,043,167
Audit fees	24,000
Licenses, registration, and other fees	48,007
Total expenses	10,682,040
Loss before income tax benefit	(157,889)
Income tax benefit	55,261
Net loss	$ (102,628)

See accompanying notes to financial statements.

Safeco Securities, Inc.
(A wholly owned subsidiary of Safeco Corporation)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2002

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2002	$1,000,000	$3,750,000	$(1,898,850)	$2,851,150
Net loss	–	–	(102,628)	(102,628)
Balance at December 31, 2002	$1,000,000	$3,750,000	$(2,001,478)	$2,748,522

See accompanying notes to financial statements.

Safeco Securities, Inc.
(A wholly owned subsidiary of Safeco Corporation)

Statement of Cash Flows

Year Ended December 31, 2002

Operating activities	
Net loss	$ (102,628)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Deferred tax benefit	(169,007)
(Increase) decrease in operating assets:	
Accounts receivable from affiliate	(44,328)
Accounts receivable	16,522
Prepaid expenses	(5,920)
Deferred commissions, net	347,315
Increase (decrease) in operating liabilities:	
Accounts and commissions payable	(26,872)
Due to Parent for income taxes	(5,925)
Due to Parent – other	58,945
Net cash provided by operating activities	68,102
Cash and cash equivalents at beginning of year	1,978,611
Cash and cash equivalents at end of year	$2,046,713
Supplemental cash flow disclosure	
Income tax payments (paid to Parent)	$ 119,671

See accompanying notes to financial statements.

Safeco Securities, Inc.
(A wholly owned subsidiary of Safeco Corporation)

Notes to Financial Statements

December 31, 2002

1. Organization and Nature of Business

Safeco Securities, Inc. (the Company) is a wholly owned subsidiary of Safeco Corporation (the Parent). The Company acts as underwriter for the Safeco Mutual Funds, an affiliate of the Parent and underwriter for Safeco Life Insurance Company's variable insurance products, a wholly owned subsidiary of the Parent. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The issuance of securities by Safeco Mutual Funds and Safeco Life Insurance Company could be affected by changes in their economic or regulatory environment. It is reasonably possible that these changes could negatively impact the Company's future ability to generate concession income.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which require management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Concessions and Commissions

Dealers' concession income and commission expense on variable annuity and variable life insurance products are recorded on the trade date as related transactions occur. Commissions paid on the sale of Class B mutual fund shares are capitalized and amortized over a period of six years, matching expected revenues (12b-1 fees and contingent deferred sales charges (CDSC)) with commission expenses. Early redemptions are charged against commission expense as incurred.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal income tax return filed by Safeco Corporation. Pursuant to the requirements of Financial Accounting Standards Board Statement No. 109, *Accounting for Income Taxes*, income taxes are calculated as if the Company filed on a separate basis. The Company is charged or credited with the tax effects of its income or loss as used in the consolidated federal income tax return. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The deferred tax liability relates to temporary differences in the accounting treatment of CDSC for financial reporting and income tax purposes.

Cash and Cash Equivalents

Cash and cash equivalents consist of balances on deposit with banks and other financial institutions, which may be in excess of the Federal Deposit Insurance Corporation's insurance limits. The Company considers short-term investments with original maturities of three months or less to be cash equivalents.

3. Related-Party Transactions

The Company is charged for its share of accounting fees and business and occupational taxes incurred by the Parent on its behalf. During the year ended December 31, 2002, Safeco Corporation allocated approximately $78,800 and $7,600 of accounting fees and business and occupational taxes to the Company. Of the $78,800 allocated to the Company for accounting fees, $44,300 relates to Safeco Asset Management Company's (SAM) allocable share. At December 31, 2002, approximately $86,400 was due to Parent and $44,300 was receivable from SAM.

4. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c-1), which requires the maintenance of minimum net capital, equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2002, the Company had net capital of $1,830,455, which was $1,818,718 in excess of its required net capital of $11,737. The ratio of aggregate indebtedness to net capital was 9.62%.

5. Income Taxes

The current and deferred portions of the income tax benefit included in the statement of operations are as follows:

	Year Ended December 31, 2002
Current tax expense	$113,746
Deferred tax benefit	(169,007)
Income tax benefit	$ (55,261)

6. Contingency

The Company is undergoing an audit by the City of Seattle related to gross receipts taxes paid to the City for the years 1996 through 2001. While no assessment has been made to date, City auditors have made preliminary indications that the Company may be assessed up to $312,000. Management believes that it has fully paid City tax and does not believe the City auditors have a valid basis for making an additional assessment. Therefore, management plans to vigorously contest any such assessment. However, in the event of an unfavorable determination, the future earnings of the Company would be reduced by the amount of the additional taxes due from 1996 and thereafter.

Supplemental Information

Safeco Securities, Inc.
(A wholly owned subsidiary of Safeco Corporation)

Schedule I
Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2002

Net capital	
Total stockholder's equity from statement of financial condition	$2,748,522
Nonallowable assets	(1,090,503)
Excludable liabilities	212,636
Net capital before haircut	1,870,655
Haircut on investments	(40,200)
Net capital	$1,830,455
Aggregate indebtedness	$ 176,058
Computation of basic net capital requirement	
Minimum net capital required	$ 11,737
Excess net capital	$1,818,718
Ratio of aggregate indebtedness to net capital	9.62%

Note: There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2002 Part IIA FOCUS filing.

Safeco Securities, Inc.
(A wholly owned subsidiary of Safeco Corporation)

Schedule II
Statement Regarding SEC Rule 15c3-3

December 31, 2002

The Company is exempt from provisions of Rule 15c3-3 under paragraph (k)(1) of the Rule because the Company's transactions are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies, and/or variable life insurance or annuity products, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, Washington 98104

Phone: (206) 621-1800
www.ey.com

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

Board of Directors
Safeco Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Safeco Securities, Inc. (a wholly owned subsidiary of Safeco Corporation) (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)11, and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons,
2. Recordation of differences required by Rule 17a-13, and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 24, 2003

Ernst + Young LLP